UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65164

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PriMuni LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

210 Foxhurst Drive
(No. and Street)

Pittsburgh, PA 15238
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

C. Talbot Heppenstall
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grossman Yanak & Ford LLP
(Name – *if individual, state last, first, middle name*)

Three Gateway Center, Suite 1800 Pittsburgh, PA 15222
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, C. Talbot Heppenstall, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PriMuni LLC, as of MARCH 8, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Partner

Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Peggy J. Haberle, Notary Public
City Of Pittsburgh, Allegheny County
My Commission Expires Aug. 22, 2009
Member, Pennsylvania Association of Notaries

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRIMUNI LLC
Computation of Net Capital
December 31, 2006

Members' equity at January 1, 2006	$	195,052
2006 loss		(130,448)
Members' equity at December 31, 2006		64,604
Less: Non-allowable assets (per FOCUS filing)		(150,135)
Net capital at December 31, 2006	$	(85,531)

Reconciliation of Capital as Reflected
in FOCUS filing to Members' Equity

Ownership equity per FOCUS filing at December 31, 2006	$	183,547
Prior year audit adjustments not recorded		(71,438)
Audit adjustment - depreciation		(44,893)
Audit adjustment - interest		(3,415)
Audit adjustment - payroll		(993)
Audit adjustment - reclass tax liabilities		7,296
Audit adjustment - gain on investment		3,205
Audit adjustment - omitted transactions		(7,141)
Audit adjustments - reclassifications		(279)
Miscellaneous entries recorded after year end		(1,283)
	$	64,604

Grossman Yanak & Ford LLP *Certified Public Accountants*

PriMuni LLC

Financial Statements for the Years Ended December 31, 2006 and 2005 and Independent Auditors' Report

PriMuni LLC

TABLE OF CONTENTS

Grossman Yanak & Ford LLP *Certified Public Accountants*

Three Gateway Center
Suite 1800
Pittsburgh, PA 15222
(412) 338-9300
FAX: (412) 338-9305
E Mail:
CPAs@gyf.com.

INDEPENDENT AUDITORS' REPORT

To the Members of
PriMuni LLC

We have audited the accompanying statements of financial condition of PriMuni LLC (a Pennsylvania limited liability company) as of December 31, 2006 and 2005 and the related statements of operations and comprehensive income (loss), members' equity and cash flows for the years then ended. These financial statements are the responsibility of PriMuni LLC's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PriMuni LLC as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Grossman Yanak + Ford LLP

February 26, 2007

PriMuni LLC

STATEMENTS OF FINANCIAL CONDITION
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	NOTES	2006	2005
ASSETS			
CURRENT ASSETS:			
Cash and cash equivalents	1	$ 35,004	$ 99,534
Investments	1,2,4	94,409	100,551
Prepaid expenses		1,090	8,048
Total current assets		130,503	208,133
PROPERTY & EQUIPMENT, NET	1,3	36,182	81,075
TOTAL		$ 166,685	$ 289,208
LIABILITIES AND MEMBERS' EQUITY			
CURRENT LIABILITIES:			
Demand note payable to member	4	$ 82,607	$ 82,607
Accrued expenses		19,474	11,549
Total current liabilities		102,081	94,156
MEMBERS' EQUITY	5	64,604	195,052
TOTAL		$ 166,685	$ 289,208

See notes to financial statements.

PriMuni LLC

STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	NOTES	2006	2005
REVENUES:	1,7		
Sale of software license		-	$ 250,000
Services and broker fees		-	49,907
Total		-	299,907
COST OF REVENUES		$ 14,114	68,443
GROSS PROFIT		(14,114)	231,464
GENERAL AND ADMINISTRATIVE EXPENSES	3,6	118,277	204,192
INCOME (LOSS) FROM OPERATIONS		(132,391)	27,272
OTHER INCOME (EXPENSE):			
Interest income		2,105	2,428
Interest expense	4	(3,967)	(2,831)
Other income		600	400
Total		(1,262)	(3)
NET INCOME (LOSS)		(133,653)	27,269
OTHER COMPREHENSIVE INCOME:			
Unrealized holding gains during the period	2	3,205	1,813
COMPREHENSIVE INCOME (LOSS)		$ (130,448)	$ 29,082

See notes to financial statements.

PriMuni LLC

STATEMENTS OF MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	Common	Preferred	Accumulated Deficit	Unrealized Gains	Total
Members' equity at January 1, 2005	$ 546,045	$2,351,881	$ (2,731,956)		$ 165,970
Unrealized gain	-	-	-	$ 1,813	1,813
Net income	-	-	27,269	-	27,269
Members' equity at December 31, 2005	546,045	2,351,881	(2,704,687)	1,813	195,052
Unrealized gain	-	-	-	3,205	3,205
Net loss	-	-	(133,653)	-	(133,653)
Members' equity at December 31, 2006	$ 546,045	$2,351,881	$ (2,838,340)	$ 5,018	$ 64,604

See notes to financial statements.

PriMuni LLC

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ (133,653)	$ 27,269
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation	44,893	53,947
Decrease in prepaid expenses	6,958	7,065
Increase (decrease) in:		
Accounts payable	-	(167)
Demand note payable to member	-	-
Accrued expenses	7,925	11,549
Net cash provided by (used in) operating activities	(73,877)	99,663
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchases of investments	(419)	(75,412)
Proceeds from sale investments	9,766	59,281
Net cash provided by (used in) investing activities	9,347	(16,131)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from note payable to member	-	25,000
Repayment of note payable to member	-	(25,000)
Net cash provided by financing activities	-	-
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(64,530)	83,532
CASH AND CASH EQUIVALENTS, BEGINNING	99,534	16,002
CASH AND CASH EQUIVALENTS, ENDING	$ 35,004	$ 99,534

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

	2006	2005
Cash paid for interest	$ -	$ 179

SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND FINANCING ACTIVITIES:

During the year ended December 31, 2005, the Company borrowed $82,607 from a member in the form of investments. (See Notes 2 and 4)

See notes to financial statements.

PriMuni LLC

NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Activity - PriMuni LLC (the "Company") was formed on June 25, 2001 as a Pennsylvania limited liability company taxable as a partnership. The Company was formed to provide broker/dealers and issuers with an improved process for municipal bond distribution in the primary market.

In anticipation of providing services to broker/dealers and issuers, the Company registered as a member of the National Association of Securities Dealers, Inc. ("NASD") during 2002. The Company, however, will not hold customer funds or safekeep customer securities and, thus, is exempt from certain recordkeeping and reporting requirements common to broker/dealers.

The Company has developed a process and technology that underwriters will use to improve direct retail distribution for issuers in the primary market.

The members generally share in the net income or loss and distributions in proportion to their respective participation percentages not to exceed the amount of losses that can be so allocated without causing any member to have an adjusted capital account deficit at the end of any taxable year. Distributions are made at the sole discretion of the Members' Board, subject to distribution restrictions by the Company's operating agreement.

Use of Estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Comprehensive Income - Statement of Financial Accounting Standards ("SFAS") No. 130, *Reporting Comprehensive Income*, establishes standards for the reporting and display of comprehensive income and its components. Comprehensive income consists of net income plus changes in other equity accounts.

Cash and Cash Equivalents - For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. The Company maintains cash and cash equivalents at financial institutions which may at times exceed federally insured amounts and which may at times exceed statement of financial condition amounts due to outstanding checks.

Investments - Investments are recorded at fair value as described in Note 2.

Property and Equipment - Property and equipment are stated at cost. Certain costs to develop internal use software are capitalized in accordance with Statement of Position ("SOP") 98-1, *Accounting for Costs of Computer Software Developed or Obtained for Internal Use.* Depreciation is provided using the straight-line method based on the estimated useful lives of the related assets ranging from two to seven years.

Software Development Costs - The Company capitalizes internally generated software development costs in accordance with SFAS No. 86, *Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed.* SFAS No. 86 requires capitalization of certain software development costs after technological feasibility has been established. There were no software development costs qualifying for capitalization during the years ended December 31, 2006 and 2005.

The Company amortizes the capitalized software development costs over its estimated useful life. At December 31, 2006 and 2005, accumulated amortization on capitalized software costs was $244,395 and $202,457, respectively. Amortization expense was $41,938 and $50,871 for the years ended December 31, 2006 and 2005, respectively.

Impairment of Long-Lived Assets - Management periodically evaluates the valuation and depreciation, as applicable, of the Company's various long-lived assets. Management's evaluation considers both current and future levels of undiscounted cash flows generated by the related assets to determine when impairment may have occurred. Any write-downs due to impairment are charged to operations at the time the impairment is identified.

Income Taxes - The Company is treated as a partnership for federal and state income tax purposes. Consequently, the Company is not subject to income taxes; the members are taxed on their share of Company earnings.

2. INVESTMENTS

Investments in marketable securities at December 31, 2006 are recorded at their aggregate fair market value as follows:

	Cost	Unrealized Holding Gain	Fair Market Value
Municipal bonds	$ 82,607	$ 5,018	$ 87,625
Cash	6,784	-	6,784
Total	$ 89,391	$ 5,018	$ 94,409

Investments in marketable securities at December 31, 2005 were recorded at their aggregate fair market value as follows:

	Cost	Unrealized Holding Gain	Fair Market Value
Municipal bonds	$ 82,607	$ 1,813	$ 84,420
Cash	16,131	-	16,131
	-	-	-
Total	$ 98,738	$ 1,813	$ 100,551

All of the above investments are considered to be available-for-sale. Cost was determined using the specific identification method. These investments were loaned to the Company by a member (see Note 4), so that the Company could maintain a minimum required balance in a clearing house account to be able to provide services related to bond issuances.

3. PROPERTY AND EQUIPMENT

At December 31, 2006 and 2005, property and equipment consisted of the following:

	2006	2005
Computer equipment	$ 60,035	$ 60,035
Software	274,796	274,796
Office furniture and equipment	15,609	15,609
Total	350,440	350,440
Less accumulated depreciation	314,258	269,365
Fixed assets, net	$ 36,182	$ 81,075

Depreciation expense for the years ended December 31, 2006 and 2005 was $44,893 and $53,947, respectively.

4. DEMAND NOTE PAYABLE TO MEMBER

During 2005, a member loaned the Company $107,607, consisting of $82,607 of municipal bonds and $25,000 of cash, so that the Company could maintain a minimum balance of $100,000 in a clearinghouse account, which was needed to provide services to its customers. The demand note accrues interest at the lowest quarterly applicable federal rate allowed by the Internal Revenue Code. During 2006, the quarterly applicable rate issued by the Internal Revenue Service ranged from 4.38% to 5%. During 2005, rate ranged from 2.78% to 3.89%. The cash portion of $25,000 was repaid during 2005. The outstanding balance on the demand loan was $82,607 at December 31, 2006 and 2005, respectively. During 2006 and 2005, the Company incurred interest expense of $3,967 and $2,831 on the demand note with $6,619 and

$2,652 owed to the member at December 31, 2006 and 2005, respectively, The amount is recorded in accrued expenses on the statement of financial condition. The demand note is secured by investments.

5. MEMBERS' EQUITY

At December 31, 2006 and 2005, 206,240 common units were issued and outstanding.

At December 31, 2006 and 2005, 141,339 Series A Preferred Units were issued and outstanding. These units are entitled to dividends or other distributions equal to any amounts distributed to holders of the common units. In addition, in the event of liquidation or dissolution of the Company, the holders of the Series A Preferred Units have preference to any assets or surplus funds of the Company over the holders of the common units. The Series A Preferred Units have conversion privileges that provide for conversion to common units in accordance with the terms of the operating agreement.

Both the common units and the Series A Preferred Units have voting privileges equal to one vote per unit. However, no changes to the rights, preferences or privileges of the Series A Preferred Units can be made without written consent of two thirds of the outstanding Series A Preferred Units.

6. RELATED PARTIES

During the year ended December 31, 2005 the Company paid a member $31,750 for consulting services. In addition, a relative of one member received a salary of $40,000 and $25,500 and a relative of another member received $9,390 and $5,790 for services performed for the years ended December 31, 2006 and 2005, respectively.

7. CONCENTRATION OF REVENUE

The 2005 licensing fees were received from one customer.

END